Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 179521

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 3 DATED JULY 12, 2013
TO THE PROSPECTUS DATED APRIL 24, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2013 relating to our offering of up to $1,000,000,000 in shares of our common stock, as supplemented by Supplement No. 1, dated April 24, 2013, and Supplement No. 2, dated May 16, 2013.  Terms used and not otherwise defined in this Supplement No. 3 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offerings; and

•	our acquisition of a hotel property located in North Charleston, South Carolina.

Status of Our Public Offerings

On February 14, 2012, we filed a registration statement on Form S-11 with the SEC to register a following-on public offering of up to $1,000,000,000 in shares of our common stock. On October 12, 2012, the Registration Statement for our follow-on public offering was declared effective by the SEC and our initial public offering automatically terminated. In our follow-on offering we are offering up to 90,000,000 shares of our common stock to the public at $10.00 per share and up to 10,526,316 shares of our common stock to our stockholders pursuant to our distribution reinvestment plan at $9.50 per share. As of July 9, 2013, we had accepted investors’ subscriptions for and issued 2,147,978 shares of our common stock in our public offerings, including 53,158 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $20,948,197.

We may continue our follow-on public offering until as late as October 12, 2015 (three years from the date of the commencement of our follow-on public offering), provided that, under rules promulgated by the SEC, in some circumstances we could continue our follow-on public offering until as late as April 9, 2016.

Acquisition of Hotel Property

As previously disclosed, on April 23, 2013, we entered into an Agreement of Purchase and Sale relating to the acquisition of a Hyatt Place Hotel property located in North Charleston, South Carolina, of the Charleston Hotel, from Naman Ashley I, LLC, an unaffiliated third-party seller.

On July 2, 2013, Moody National HP N-Charles Holding, LLC, or Moody Holding, our wholly-owned subsidiary, acquired fee simple title to the Charleston Hotel from the seller for an aggregate purchase price of $11,800,000, excluding acquisition costs. We financed the purchase price for the Charleston Hotel with (1) proceeds from our ongoing public offering and (2) a mortgage loan secured by the Charleston Hotel with an original principal amount of $7,800,000, or the Charleston loan, from JP Morgan Chase Bank, National Association, or the lender. See “Financing” below for additional discussion of the Charleston loan. In connection with the acquisition of the Charleston Hotel, our advisor earned an acquisition fee of $177,000 and a debt financing fee of $78,000.

Leasing and Management of the Property

In connection with the acquisition of the Charleston Hotel, we formed a taxable REIT subsidiary, or the TRS.  Upon the closing of the acquisition of the Charleston Hotel, Moody Holding and Moody National HP N-Charles MT, LLC, a wholly owned subsidiary of the TRS, or master tenant, entered into a Hotel Lease Agreement pursuant to which Moody Holding leases the Charleston Hotel to master tenant, or the hotel lease.  The hotel lease provides for a ten-year lease term, provided that Moody Holding may terminate the hotel lease upon 45 days prior written notice to master tenant in the event that Moody Holding contracts to sell the Charleston Hotel to a non-affiliated entity, effective upon the consummation of such a sale of the Charleston Hotel. Pursuant to the hotel lease, master tenant will pay an annual base rent of $1,200,000 per year for the first five years of the term of the hotel lease. The annual base rent paid by master tenant will be adjusted as set forth in the hotel lease beginning in year six of the lease term, and will be adjusted every five years thereafter until the hotel lease is terminated.  In addition to an annual base rent, master tenant will pay an annual percentage rent in an amount equal to (1) a fixed percentage of the Charleston Hotel’s gross revenues for the previous year, minus (2) the amount of the annual base rent paid for the previous year. The annual percentage rent will be adjusted as set forth in the hotel lease beginning in year six of the lease term, and will be adjusted every five years thereafter until the hotel lease is terminated.

Master tenant has entered into a Hyatt Place Hotel Franchise Agreement, or the franchise agreement, with Hyatt Place Franchising, L.L.C., or Hyatt, pursuant to which Hyatt grants master tenant a franchise for the operation of the Charleston Hotel under the name “HYATT PLACE®” and other proprietary marks and in accordance with the standards, programs and procedures of the Hyatt hotel system. The franchise agreement has a twenty (20) year term, subject to earlier termination pursuant to the terms of the franchise agreement. In connection with the franchise agreement, we have agreed to provide an unconditional guarantee of the payment and performance of master tenant’s obligations, undertakings, agreements and covenants under the franchise agreement, and to be liable for any breach of any term of the franchise agreement by master tenant.

Moody National Hospitality Management, LLC, our affiliate, or property manager, manages the Charleston Hotel pursuant to a Hotel Management Agreement between property manager and master tenant, or the management agreement. Pursuant to the management agreement, master tenant will pay property manager a monthly base management fee in an amount equal to 3.0% of the Charleston Hotel’s gross operating revenues (as defined in the management agreement) for the previous month. Each month during the term of the management agreement and for one month following the termination of the management agreement, property manager will receive a $2,500 fee for providing centralized accounting services, which accounting services fee will be subject to annual increases based upon increases in the Consumer Price Index. In addition, property manager is eligible to receive additional fees for technical, procurement or other services property manager provides for the Charleston Hotel to the extent master tenant requests that property manager provide such services. The management agreement has an initial ten-year term, and thereafter will automatically renew for four consecutive five-year renewal terms unless property manager or master tenant provides written notice of termination at least 180 days prior to the end of the then-current term. In the event that master tenant terminates the management agreement for any reason other than property manager’s default, master tenant will pay property manager a termination fee equal to the base management fee estimated to be earned by property manager for the remaining term of the management agreement, as adjusted for inflation and other factors. Notwithstanding the foregoing, so long as the Charleston loan remains outstanding, master tenant may terminate the management agreement at any time upon thirty (30) days prior notice with or without cause, and no termination fee will be paid in connection with such termination.

Financing

In connection with the acquisition of the Charleston Hotel, Moody Holding borrowed $7,800,000 from the lender pursuant to the Loan Agreement by and between Moody Holding and lender, or the loan agreement. Pursuant to the loan agreement, Moody Holding may use the proceeds of the Charleston loan to acquire the Charleston Hotel, pay costs and expenses incurred in connection with closing the Charleston loan, and fund working capital requirements of the Charleston Hotel.

The entire unpaid principal balance of the Charleston loan and all accrued and unpaid interest thereon and all other amounts due under the loan agreement and the related loan documents will be due and payable in full on August 1, 2023, or the Maturity Date. Interest on the outstanding principal balance of the Charleston loan will accrue at a per annum rate equal to 5.19%. In the event that, and so long as, any event of default has occurred and is continuing under the Charleston loan, the outstanding principal balance of the Charleston loan and any unpaid interest thereon will bear interest at a per annum rate equal to the lesser of (1) the highest interest rate permitted by applicable law and (2) 10.19%. In addition, in the event that any principal, interest or any other amount due under the Charleston loan is not paid when due, Moody Holding will pay upon demand by lender a late charge in an amount equal to the lesser of (1) 5.0% of the amount of the overdue payment and (2) the maximum amount payable pursuant to applicable law. Moody Holding may, upon at least thirty (30) days prior written notice to lender, prepay the outstanding principle balance, plus all accrued interest and other amounts due, in full (but not in part) without payment of any penalty or premium on any business day following the date that is three months prior to the Maturity Date. Any other voluntary prepayment of the Charleston loan will be subject to a prepayment penalty calculated in accordance with the loan agreement.

The performance of the obligations of Moody Holding under the Charleston loan are secured by, among other things, (1) a security interest in the Charleston Hotel and other collateral granted to lender by Moody Holding pursuant to a Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, or the Mortgage, (2) the subordination in all respects of the hotel lease and all of the rights of master tenant under the hotel lease to the terms and conditions of the loan agreement, the Mortgage and the other loan documents and the liens created by the Mortgage and the other loan documents in favor of lender, pursuant to a Master Lease Subordination and Attornment Agreement, and (3) an assignment of all of master tenant’s right, title and interest in and to the management agreement and the subordination of all of property manager’s right to receive management fees and other rights and interests with respect to the Charleston Hotel to the liens and interests of lender pursuant to an Assignment of management agreement and Subordination of Management Fees.

We have agreed to unconditionally guarantee to lender and its successors and assigns the payment and performance, as and when they become due and payable, of all obligations and liabilities of Moody Holding for which Moody Holding has personal liability pursuant to the loan agreement. The guaranteed obligations include, but are not limited to, any liabilities, losses, damages or other obligations imposed upon lender as a result of (1) fraud or intentional misrepresentation by Moody Holding, master tenant or us in connection with the Charleston loan, (2) the gross negligence or willful misconduct of Moody Holding, master tenant or us or (3) material physical waste of the Charleston Hotel. In addition, Brett C. Moody, our Chief Executive Officer, President and Chairman of the Board, has agreed to unconditionally guarantee to lender and its successors and assigns the payment and performance, as and when they become due and payable, of (1) any loss, damage, cost, liability or other obligation incurred by lender (including reasonable attorneys’ fees and expenses) arising out of or in connection with any fraud or intentional misrepresentation by Moody Holding, master tenant or Mr. Moody in connection with the Charleston loan and (2) the payment of the entire outstanding balance of the Charleston loan in the event Moody Holding or master tenant files a voluntary petition for bankruptcy or is the subject of an involuntary petition for bankruptcy or otherwise become subject to bankruptcy or insolvency laws.

Pursuant to an Environmental Indemnity Agreement, we and Moody Holding have agreed to jointly and severally indemnify and hold harmless lender and its affiliates and their respective officers, directors, employees and agents, from and against any losses, damages, costs, claims, suits or other liabilities of any nature that lender may suffer or incur as a result of, among other things, (1) any past or present presence, storage, release, production, treatment or transportation of hazardous substances at the Charleston Hotel or (2) any past, present or threatened non-compliance or violations of any environmental laws (or permits issued pursuant to any environmental law) in connection with the Charleston Hotel or operations thereon.

Description of Property

Opened in June 2010, the Charleston Hotel features 113 guestrooms, designed to accommodate extended visits with space for work, study and entertainment. The guestrooms at the Charleston Hotel feature a refrigerator, 42” flat-panel HDTV, Hyatt Grand Bed, and flexible workspace. Other amenities at the Charleston Hotel include Wi-Fi internet access throughout the hotel, heated indoor pool, and 24/7 guest kitchen and bakery café. The Charleston Hotel is situated in close proximity to Boeing Aircraft, which recently announced a $1 billion expansion in the Charleston area that is expected to create 2,000 new jobs over the next eight years.  Other employers in the Charleston area include the Charleston Air Force Base, Robert Bosch, and Global Financial Services.  Venture Aerobearings and Daimler Vans Manufacturing have also positioned themselves on the local Palmetto Commerce Parkway. Charleston was voted for the second consecutive year, “Top City in the U.S.” in the 2012 Condé Nast Traveler Readers' Choice Awards, based on six categories: Atmosphere & Ambiance, Culture & Sites, Friendliness, Lodging, Restaurants and Shopping.

Management currently has no plans to make improvements at the Charleston Hotel and believes that the Charleston Hotel is adequately covered by insurance and is suitable for its intended purposes. For federal income tax purposes, we estimate that the depreciable basis in the Charleston Hotel will be approximately $10.8 million. We depreciate buildings based upon an estimated useful life of 39 years using the straight-line method. For 2012, the Charleston Hotel paid real estate taxes of approximately $112,672 at a rate of approximately 1.493%.

The Charleston Hotel faces competition from other hotel properties located in the North Charleston sub-market, including Holiday Inn Express Charleston and SpringHill Suites North Charleston, each of which are hotel properties located within approximately 1 mile of the Charleston Hotel.